

April 14, 2023

Emilio Cañavate
Chief Financial Officer
Turbo Energy, S.A.
Plaza de América
Number 2, 4B
València, Spain 46004

> **Re: Turbo Energy, S.A.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 31, 2023**
> **CIK No. 0001963439**

Dear Emilio Cañavate:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Confidential Draft Registration Statement on Form F-1

Cover Page

1. We note your revisions in response to comment 2. Given Enrique Selva Bellvis' ownership of Umbrella Solar Investment and Crocodile Investment, please revise to identify Mr. Bellvis as a controlling shareholder here and in your disclosure on page 27.

Risk Factors

We are dependent on a limited number of suppliers for our batteries, inverters, and photovoltaic modules and the inability of these supplier, page 20

2. We note in your disclosure that you experienced a supply constraint with Chinese suppliers in 2022. Please expand you disclosure regarding this constraint and the effects such constraint had on the Company's business.

Principal Shareholders, page 66

3. We note your response to comment 13 and reissue in part. We note you have excluded shares from the beneficial ownership of Mr. Bellvis. Please revise each individual's beneficial ownership to include all shares each individual beneficially owns, whether or not also beneficially owned by another person or entity in the table, which can be explained in the footnotes. In the alternative, please explain how you determined that Mr. Bellvis does not have beneficial ownership of the shares held by Umbrella Investment.

Related Party Transactions, page 67

4. Please revise your disclosure to comply with Item 4(a) of Form F-1 and Item 7(B) of Form 20-F.

Financial Statements

Note 10 - Related Party Transactions, page F-16

5. We note your response to prior comment 15; however, based on the disclosed amounts of related party transactions that occurred during the period, please more fully explain why the cash flows for related party advances and repayments significantly exceed the related party transaction amounts. In addition, based on your response and the nature of the related party transactions, please also more fully explain how you determined the related party cash flows are appropriately classified as financing activities under IAS 7.

6. We note your response to prior comment 16. In regard to the first bullet, please disclose the information you provided in your response in note 10 and also disclose the number of entities the parent company allocates expenses to. We also note your response to the second and third bullets indicates the historical financial statements appropriately reflect all costs of doing business and no additional costs would be required to be reflected in historical or pro forma financial statements. Please also disclose this information in note 10.

Emilio Cañavate
Turbo Energy, S.A.
April 14, 2023
Page 3

        You may contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Louis A. Bevilacqua